UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Standard & Poor’s raises its rating on Fiat and CNH

SIGNATURES

Standard & Poor’s raises its rating on Fiat and CNH

Standard & Poor’s Ratings Services communicated today that it has raised its rating on Fiat’s and CNH’s long-term debt from “BB-” to “BB”, while confirming its short-term rating. For both companies, the outlook is stable.

Turin, August 4, 2006

Media Release Fiat SpA

RatingsDirect Headline: 94 characters max

Fiat SpA Upgraded To 'BB' On Recovery Of Auto Business; Outlook Stable

CreditWire Vendor Headline: 63 characters max

S&P Upgrades Carmaker Fiat SpA To 'BB'; Outlook Stable

Contacts

Primary Credit Analyst: Nicolas Baudouin
Secondary Credit Analyst:  Maria Bissinger
             Barbara Castellano
Additional Contact:
GroupE-MailAddress@standardandpoors.com

PARIS (Standard & Poor's) Aug. 4, 2006--Standard & Poor's Ratings Services said today that it has raised its long-term corporate credit rating on Italian industrial group Fiat SpA to 'BB' from 'BB-'. At the same time, Standard & Poor's affirmed the 'B' short-term rating on Fiat. The outlook is stable.
"The upgrade reflects Fiat's strong debt reduction achievements, positive trends in the auto sector, and improvements in the group's profitability and cash generation," said Standard & Poor's credit analyst Nicolas Baudouin.
First-half 2006 results confirmed the strong recovery of Fiat Auto and solid performances by CNH Global N.V. (BB/Stable/--) and Iveco (not rated). Trading profit for the 12 months ended June 30, 2006, reached €1.6 billion, a marked improvement from the €1.0 billion achieved in 2005. The group reported first-half trading profit of €982 million, with a €183 million contribution from the auto sector. This constituted the third consecutive quarter of positive operating results for the automotive division. We expect this trend to continue in the coming quarters. The other sectors of the group--agricultural equipment (CNH) and trucks (Iveco)--showed positive operating performances with trading margins, respectively, of 7.2% (7.8% in first-half 2005) and 5.3% (3.1% in first-half 2005).
The group's financial profile had already dramatically improved in the second half of 2005. Net industrial debt declined from €9.2 billion at June 30, 2005, to €3.2 billion at end-December 2005, mainly through one-off transactions such as the €3 billion loan conversion into equity. The debt reduction trend continued in first-half 2006, with reported net debt decreasing further to €2.3 billion, on the back of €600 million of free cash flow. The group's ability to generate recurrent and substantial free cash flow is a key rating driver.
The outlook on Fiat, currently stable, could be revised to positive in the near-term if the trading profits of Fiat Auto continue to grow and if free cash flows continue to improve.
"A further upgrade would require the successful launch of another high-volume car that would lower Fiat's dependence on the Punto," said Mr. Baudouin. Fiat would also need to increase the profitability of its European automotive operations and further reduce industrial debt.
Conversely, the outlook would be revised to negative if the automotive activities were to face an unexpected setback.
Current ratings also acknowledge continuing robust performance from CNH, which still has strong margin improvement potential, and from Iveco.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney